Holland+Knight

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Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006
www.hklaw.com

Joseph R. Manghisi
212 513 3370
joseph.manghisi@hklaw.com



05008015

April 29, 2005



BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 5/18

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3370 or, in my absence, Neal N. Beaton of this office at (212) 513-3470 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Joseph R. Manghisi
Holland & Knight LLP

2807423_v1





Contact for Japan Tobacco Inc.:
Yukiko Seto
Associate General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

Contact for Torii Pharmaceutical Co., Ltd.
Planning Department (Public Relations)
Torii Pharmaceutical Co., Ltd.
Tokyo: +81-3-3231-6814

FOR IMMEDIATE RELEASE

JT and Torii Pharmaceutical to Launch New HIV Treatment Drugs in Japan

Tokyo, April 8, 2005 --- Japan Tobacco Inc. (JT) (TSE: 2914) and Torii Pharmaceutical Co., Ltd. (TSE: 4551), JT's pharmaceutical business subsidiary, announced today that the companies would launch two anti-HIV drugs "Emtriva® Capsules 200mg" (emtricitabine) and "Truvada® Tablets" (emtricitabine and tenofovir disoproxil fumarate), both of which are licensed by Gilead Sciences, Inc. (Gilead) (Nasdaq: GILD), starting April 19 in Japan.

In July 2003, JT signed a licensing agreement with Gilead for the commercialization of three anti-HIV drugs including Emtriva® and Truvada® in Japan. Viread®, another drug covered in the agreement, was already launched in April last year. The importing approval for Emtriva® and Truvada® was obtained from the Ministry of Health, Labour and Welfare on March 23, 2005[1]. Marketing of these drugs will be handled by Torii following National Health Insurance price listing of the drug on April 6.

"Emtriva® Capsules 200mg" is a nucleoside reverse transcriptase inhibitor that works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV. The drug is prescribed as one capsule once daily and simpler regimens are expected to reduce the pill burden on patients while improving overall adherence.

"Truvada® Tablets" is a co-formulation of emtricitabine, the active ingredient in "Emtriva® Capsules 200mg" and tenofovir disoproxil fumarate, the active ingredient "Viread® Tab. 300mg." Similar to "Viread® Tab. 300mg" and "Emtriva® Capsules 200mg," this drug is prescribed as one tablet once daily.

Along with Viracept® and Viread®, two other anti-HIV drugs the JT group already markets in Japan, the two newly-launched drugs are expected to enhance the JT group companies' contribution to the treatment of HIV patients in Japan.

###

[1] The application for Ministry's approval was filed on January 25, 2005.

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. JT entered into the pharmaceutical business in 1987 and established the Central Pharmaceutical Research Institute in 1993. JT is currently engaged in the research and development of new drugs in various areas such as glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism. The company's net sales were ¥4.625 trillion in the fiscal year that ended March 31, 2004.

Torii Pharmaceutical Co., Ltd., established in 1921, has manufactured and distributed ethical pharmaceutical products. In 1998, Torii became a member of the JT Group. To maximally leverage the synergy of the Group, R&D functions were transferred to JT and sales and marketing functions were transferred to Torii. Torii and JT continue to operate in close collaboration. Torii's net sales were ¥42 billion in the fiscal year ended March 31, 2004.

Supplement

About Emtriva® Capsules 200mg

1. Brand Name: Emtriva® Capsules 200mg

2. Generic Name: emtricitabine

3. Indication: HIV-1 infection

4. Dosage and Administration: In adults, Emtriva® should usually be administered orally at a dose of 200 mg of emtricitabine once daily. Emtriva® should be used in combination with other anti-HIV drugs.

5. Warning: Sufficient caution should be exercised to patient with complication of chronic hepatitis B in case administration of Emtriva® is discontinued since exacerbation of chronic hepatitis B might be observed after discontinuation of Emtriva® administration. Especially, particular caution should be exercised to patient with complication of decompensated hepatitis B since decompensated hepatitis B might be aggravated.

6. Contraindications: Patients with a previously demonstrated hypersensitivity to any of the components of the product.

7. Adverse Drug Reactions: In two comparative clinical studies in foreign countries, 303 (52.5%) of 580 cases that received Emtriva® presented adverse drug reactions. The common adverse drug reactions were diarrhea, dizziness, nausea, abdominal pain, headache, insomnia, and asthenia etc. Clinically significant adverse drug reactions, including lactic acidosis, might occur.

8. Packaging: Emtriva® Capsules 200mg, 30 capsules per bottle

9. NHI Price: ¥1,750.90 per capsule

10. Date of NHI Price Listing: April 6, 2005

11. Marketing Authorization Holder: Japan Tobacco Inc.

12. Distributed by: Torii Pharmaceutical Co., Ltd.

13. Licensed by: Gilead Sciences, Inc.

About Truvada® Tablets

1.	Brand Name:	Truvada® Tablets
2.	Generic Name:	emtricitabine · tenofovir disoproxyl fumarate
3.	Indication:	HIV-1 infection
4.	Dosage and Administration:	In adults, Truvada® should usually be administered orally with one tablet (containing 200 mg of emtricitabine and 300 mg of tenofovir disoproxil fumarate), once daily. Truvada® should be used in combination with other anti-HIV drugs.
5.	Warning:	Sufficient caution should be exercised to patient with complication of chronic hepatitis B in case administration of Truvada® is discontinued since exacerbation of chronic hepatitis B might be observed after discontinuation of Truvada® administration. Especially, particular caution should be exercised to patient with complication of decompensated hepatitis B since decompensated hepatitis B might be aggravated.
6.	Contraindications:	Patients with a previously demonstrated hypersensitivity to any of the components of the product.
7.	Adverse Drug Reactions:	In two clinical studies of Emtriva® in antiretroviral treatment experienced and naïve patients in foreign countries, 303 (52.2%) of the 580 cases that received Emtriva® presented adverse drug reactions. The common adverse drug reactions were diarrhea, dizziness, nausea, abdominal pain, headache, insomnia, and asthenia etc. In three double-blind clinical studies of Viread® in antiretroviral treatment experienced and naïve patients in foreign countries, 379 (41.6%) of 912 cases that received Viread® presented adverse drug reactions through week 48. The common adverse drug reactions were nausea, diarrhea, asthenia, headache, abdominal pain, vomiting, and dizziness etc. The majority of the adverse drug reactions were in relation to gastrointestinal system. The common laboratory abnormalities were CK increased, triglycerides increased, serum amylase increased, etc. Clinically significant adverse drug reactions, including kidney failure and severe renal impairment , pancreatitis and lactic acidosis , might occur.
8.	Packaging:	Truvada® Tablets, 30 tablets per bottle
9.	NHI Price:	¥3,862.80 per tablet

10. Date of NHI Price Listing: April 6, 2005

11. Marketing Authorization Holder: Japan Tobacco Inc.

12. Distributed by: Torii Pharmaceutical Co., Ltd.

13. Licensed by: Gilead Sciences, Inc.

Japan Tobacco Inc. Clinical development (as of • • • • • • 8, 2005)•

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTK-003 (oral)	Phase2(JPN) Phase2(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase2(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
JTK-303 (oral)	Phase1(JPN)	Anti-HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an e• zyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Developed by JT	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan . (March 2005)
JTT-302 (oral)	Phase1(Overseas)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT	

Changes from the previous announcement on • • • • • •22, 2005:•

*JTT-130 advanced from Phase1to Phase2 in Japan.

*JTT-302 entered into clinical stage.

*Following the obtainment of the importing approval of "Emtricitabine" and "co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine," these compounds excluded from the pipeline list.

Contact: Yukiko Seto
Associate General Manager
Media & Investor Relations
Japan Tobacco Inc.
Tokyo: 81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Board of Directors Raises Dividend Forecast

Tokyo, April 22, 2005---Japan Tobacco Inc. (JT) (TSE: 2914) announced today that, based on the company's policy to aim to provide a competitive level of returns to shareholders in the marketplace, its board of directors has revised the forecast for its year-end dividend to ¥7,000, an increase of ¥2,000 over the earlier forecast of ¥5,000, in consideration of the company's overall performance in the previous fiscal year. In addition, it has proposed a payment of an additional dividend of ¥1,000 to commemorate JT's 20th anniversary as a joint stock company. As a result, JT's expected dividend per share for the full fiscal year that ended March 31, 2005, totals ¥13,000, including the interim dividend of ¥5,000.

Fiscal year ended March 31, 2005	Interim dividend (Apr – Sep)	Year-end dividend (Oct – Mar)	Total
Previous Forecast (October 29, 2004)	Dividend ¥5,000	Dividend ¥5,000	¥ 10,000
Revised Forecast (April 22, 2005)	Dividend ¥5,000	Dividend ¥7,000 Commemorative dividend ¥1,000	¥ 13,000

(Reference)

Fiscal year ended March 31, 2004	Dividend ¥5,000	Dividend ¥5,000	¥ 10,000

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.



Contact for Japan Tobacco Inc.:
Yukiko Seto
Associate General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

Contact for Torii Pharmaceutical Co., Ltd.
Planning Department (Public Relations)
Torii Pharmaceutical Co., Ltd.
Tokyo: +81-3-3231-6814

FOR IMMEDIATE RELEASE

JT Group to Merge Pharmaceutical Production Facilities

Tokyo, April 22, 2005 --- Japan Tobacco Inc. (JT) (TSE: 2914) and Torii Pharmaceutical Co., Ltd. (TSE: 4551), JT's pharmaceutical business subsidiary, announced today that the companies would merge JT's 32-person pharmaceutical production factory in Hofu, in Yamaguchi prefecture, and the 135-person Torii factory in Sakura, Chiba prefecture. The Hofu factory would then be closed at the end of March 2006.

Since October 1999, JT's pharmaceutical division has focused on the research and development of innovative drugs, while Torii has responsibility for the drug's marketing activities, creating an efficient R&D and marketing process.

Upon the full implementation of the amended Pharmaceutical Affairs Law[1] in April 2005, the JT group decided to merge the two entities. Once the Hofu factory closes, most JT's prescription drugs will be produced in Torii's Sakura factory, under one roof, further boosting efficiency.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. JT entered into the pharmaceutical business in 1987 and established the Central Pharmaceutical Research Institute in 1993. JT is currently engaged in the research and development of new drugs in various areas such as glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism. The company's net sales were ¥4.625 trillion in the fiscal year that ended March 31, 2004.

Torii Pharmaceutical Co., Ltd., established in 1921, has manufactured and distributed ethical pharmaceutical products. In 1998, Torii became a member of the JT Group. To maximally leverage the synergy of the Group, R&D functions were transferred to JT and sales and marketing functions were transferred to Torii. Torii and JT continue to operate in close collaboration. Torii's net sales were ¥42 billion in the fiscal year ended March 31, 2004.

[1] The previous Pharmaceutical Affairs Law in Japan stipulated that pharmaceutical companies which apply for the regulatory approval of new drugs should possess their own production facilities.



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
Associate General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

Notice Regarding the Transfer of Real Estate Properties

TOKYO, April 27, 2005 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that its Board of Directors has decided to transfer its real estate properties, which were utilized as a physical distribution base, to KOKUBU & CO., LTD.. JT previously used the properties for the group's freight transport complex, but on March 31, 2005, JT ceased its freight transport operations in Funabashi, and thus the company has now decided to transfer the now unused space.

Summary of the Properties

Location:	9-4, Hinode 2-chome, Funabashi-shi, Chiba
Lot Area:	27,385.86m^2
Floor Space:	37,012.22 m^2
Book Value:	22.5 billion yen
Sale Price (expected):	2.4 billion yen

Summary Information of KOKUBU & CO., LTD.

Company Name:	KOKUBU & CO., LTD.
Headquarters Location:	1-1-1 Nihonbashi, Chuo-ku, Tokyo 103-8241, Japan
Name of Representative:	Kanbei Kokubu, Chairman
Establishment:	1712 (Shoutoku Era)
Capital:	3,500 million yen
Annual Sales Volume:	1,255.3 billion yen (As of December 2004)
Business Contents:	Wholesaling business handling liquor products, food products, related consumer goods and related materials; import/export business; manufacturing bread crumbs; real estate business (building leasing).
Number of Employees:	1,654
Relationship between JT and KOKUBU:	Capital: None Personnel: None

Schedule of Transfer

April 27, 2005: Board of Directors made the decision to transfer the real estate properties.

JT and KOKUBU will conclude the sales contract once the necessary formalities are completed.

October 1, 2005 (expected): Delivery of the properties will be completed.



Expected Impact of the Transfer

JT is expecting to take a one-time extraordinary loss as a consequence of the sale of the properties, which is now estimated at approximately 20 billion yen. The loss would be posted in the financial results for the fiscal year ending March 31, 2006 and is expected to have a negative impact of 12 billion yen on its net income, after adjustment for deferred taxes. The impact of the sale has been figured into the forecasted amount announced today in JT's financial results release.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.664 trillion in the fiscal year ended March 31, 2005.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.